October 13, 2010

VIA FEDERAL EXPRESS AND EDGAR

Attention: Mr. Gary Newberry

Re:	Zoltek Companies, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 filed November 30, 2009 File No. 0-20600

Dear Mr. Newberry:

This letter responds to the Staff’s letter dated September 23, 2010, in reply to the letter dated September 10, 2010 submitted by Zoltek Companies, Inc. (“Zoltek” or the “Company”). We have set forth below the Staff’s comment in the comment letter followed by our response.

Form 10-K for the fiscal year ended September 30, 2009

Note 1. Summary of Significant Accounting Policies, page 37

- Revenue Recognition, page 37

1.	We note your response to prior comment 1 wherein you state that you do not accrue for the warranty obligations. Citing authoritative literature, please explain to us how your accounting complies with US GAAP.

Response:

To clarify our previous response, as of September 30, 2009, Zoltek assessed its valuation of its accrual for possible warranty obligations under its supply agreements with Vestas and Gamesa by reviewing historical quality tests and compliance with carbon fiber specifications and records of any rejections for these reasons. As of September 30, 2009, Zoltek had determined that no accrual was required for such costs.

According to ASC 405, the cost of an expressed or implied warranty obligation under which a seller agrees to remedy defects in a product or service should be accrued at the time the sale is recognized. Warranty accruals should be based on the estimated costs of fulfilling the obligations. In most cases, warranty cost estimates are based on prior experience with similar products or services.

In its supply agreements with Vestas and Gamesa, the Company warrants that its products are free from defects in design, materials, and workmanship at the time of delivery and that the products are produced in accordance with standard production and sales specifications stated in the agreements. To date, neither Vestas nor Gamesa has made any warranty claims arising under their supply agreements with the Company. From time to time, Zoltek has replaced product shipped to these two customers. These product replacements were made to accommodate specific customer needs, such as damage occurred during customer processing, and did not involve a claim by the customers under the product warranty contained in their respective supply agreements with Zoltek. Zoltek has accrued an immaterial amount to reserve for these potential product replacements consistent with its historical practice with these customers. The Company began selling significant quantities of carbon fiber to these customers during the Company’s 2005 fiscal year.

Zoltek Companies, Inc. × 3101 McKelvey Rd. × St. Louis, MO 63044 (USA) × 314/291-5110 × FAX: 314/291-9082

- Concentration of Credit Risk, page 37

2.	We note from your response to prior comment 1 that you offer long-term warranties to two of you significant customers. You further state that these obligations are immaterial to the investor and that you do not intend to provide any additional disclosures. Considering that sales to these two customers represented 67% and 57% of your total revenues in the years ended September 30, 2009 and 2008, respectively, and considering the significant length of the warranties offered to these customers, it is not clear to us how you could conclude that disclosure of the terms of the warranties provided to these customers is immaterial to the investor. Please revise future filings to disclose the duration of the warranties offered to your significant customers.

Response:

Zoltek has noted and understands the Staff’s comment regarding disclosure of warranties offered to our significant customers. In connection with our future filings, we will disclose in the footnotes to the Company’s financial statements the length of the warranty period for any significant customer representing sales in excess of 10% of consolidated revenue in the most recently completed fiscal year.

*    *    *

Pursuant to your prior request, the Company again confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (314) 291-5110 if you require additional information or desire to discuss the foregoing responses. We thank you in advance for your customary courtesies.

Very truly yours,
ZOLTEK COMPANIES, INC.

By:	/s/Andy Whipple

Andy Whipple Chief Financial Officer